Exhibit 99.3

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

The accompanying Consolidated Financial Statements and all information in this Annual Report are the responsibility of management. The Consolidated Financial Statements have been prepared by management in accordance with the accounting policies in the Notes to the Consolidated Financial Statements. When necessary, management has made informed judgements and estimates in accounting for transactions that were not complete at reporting date. In the opinion of management, the Consolidated Financial Statements have been prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards (**IFRS**) as issued by the International Accounting Standards Board (**IASB**) and appropriate in the circumstances. The financial information elsewhere in this Annual Report has been reviewed to ensure consistency with that in the Consolidated Financial Statements.

Management has prepared the Management's Discussion and Analysis (**MD&A**). The MD&A is based on the financial results of Precision Drilling Corporation (the **Corporation**) prepared in accordance with IFRS as issued by the IASB. The MD&A compares the audited financial results for the years ended December 31, 2023 and December 31, 2022.

Management is responsible for establishing and maintaining adequate internal control over the Corporation's financial reporting and is supported by an internal audit function that conducts periodic testing of these controls. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external reporting purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of, and with direction from, our principal executive officer and principal financial and accounting officer, management conducted an evaluation of the effectiveness of the Corporation's internal control over financial reporting. Management's evaluation of internal control over financial reporting was based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (**COSO 2013**). Based on this evaluation, management concluded that the Corporation's internal control over financial reporting was effective as of December 31, 2023. Also, management determined that there were no material weaknesses in the Corporation's internal control over financial reporting as of December 31, 2023.

KPMG LLP (**KPMG**), a Registered Public Accounting Firm, was engaged, as approved by a vote of shareholders at the Corporation's most recent annual meeting, to audit the Consolidated Financial Statements and provide an independent professional opinion.

KPMG also completed an audit of the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2023, as stated in its report included in this Annual Report and has expressed an unqualified opinion on the effectiveness of internal control over financial reporting as of December 31, 2023.

The Audit Committee of the Board of Directors, which is comprised of five independent directors who are not employees of the Corporation, provides oversight to the financial reporting process. Integral to this process is the Audit Committee's review and discussion with management and KPMG of the quarterly and annual financial statements and reports prior to their respective release. The Audit Committee is also responsible for reviewing and discussing with management and KPMG major issues as to the adequacy of the Corporation's internal controls. KPMG has unrestricted access to the Audit Committee to discuss its audit and related matters. The Consolidated Financial Statements have been approved by the Board of Directors and its Audit Committee.

/s/ Kevin A. Neveu

Kevin A. Neveu
President and Chief Executive Officer
Precision Drilling Corporation

March 4, 2024

/s/ Carey T. Ford

Carey T. Ford
Chief Financial Officer
Precision Drilling Corporation

March 4, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Precision Drilling Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Precision Drilling Corporation and subsidiaries (**the Corporation**) as of December 31, 2023 and 2022, the related consolidated statements of net earnings (loss), comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (**PCAOB**), the Corporation's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 1, 2024 expressed an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of indicators of impairment for the Contract Drilling and Completion and Production Services cash generating units (CGUs)

As discussed in notes 3(f), 3(p) and 7(a) to the consolidated financial statements, the Corporation reviews the carrying amount of each of the CGUs at each reporting date to determine whether an indicator of impairment exists based on an analysis of relevant internal and external factors. The Corporation analyzes indicators that a CGU may be impaired such as financial performance of the CGU compared to historical results and forecasts and consideration of the Corporation's market capitalization. The Corporation did not identify an indicator of impairment within the Corporation's Contract Drilling or Completion and Production Services CGUs as at December 31, 2023. Accordingly, no impairment tests were performed on the Contract Drilling or Completion and Production Services CGUs as at December 31, 2023. Total assets recognized in the Contract Drilling and Completion and Production Services CGUs at December 31, 2023 were approximately $2,565,495 thousand and $272,724 thousand, respectively.

We identified the assessment of indicators of impairment for the Corporation's Contract Drilling and Completion and Production Services CGUs as a critical audit matter. Complex auditor judgement was required in evaluating the amount of earnings before income taxes, gain on repurchase of unsecured senior notes, gain on acquisition, loss (gain) on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals and depreciation and amortization (Adjusted EBITDA) budgeted for 2024 for the Contract Drilling and Completion and Production Services CGUs, used in the indicator of impairment assessment for comparison to the Adjusted EBITDA for 2023 and consideration of the Corporation's market capitalization on the Corporation's impairment indicator assessment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of the internal control related to this critical audit matter. This included controls related to the Corporation's identification and evaluation of indicators that the Contract Drilling and Completion and Production Services CGUs may be impaired, which includes the comparison of the Adjusted EBITDA budgeted for 2024 to the Adjusted EBITDA for 2023 and past impairment tests, and the assessment of the Corporation's market capitalization.

We evaluated the Corporation's 2024 budgeted Adjusted EBITDA for the Contract Drilling and Completion and Production Services CGUs by comparing it to historical results considering the impact of changes in conditions and events affecting the Contract Drilling and Completion and Production Services CGUs. We compared the Corporation's 2023 budgeted Adjusted EBITDA for the Contract Drilling and Completion and Production Services CGUs to actual results in 2023 to assess the Corporation's ability to accurately forecast. We evaluated the changes in market capitalization over the year and its impact on the Corporation's impairment indicator analysis.

Assessment of acquisition-date fair value measurement of Rig Equipment included in Property, Plant and Equipment in a business combination

As discussed in Note 4 to the consolidated financial statements, the Corporation acquired CWC Energy Services Corp. (**CWC**) in a business combination that was completed on November 8, 2023 (**the acquisition-date**). As a result of the transaction, the Corporation acquired Rig Equipment included in property, plant and equipment (**PP&E**) with an acquisition-date fair value of $120,965 thousand. The measurement of the estimated fair value of the Rig Equipment included in PP&E is based on a combination of approaches, including the market approach and cost approach, which applies significant assumptions related to the price at which comparable assets would transact at in the secondary market, or the estimate of depreciated replacement cost for comparable assets.

The Corporation engaged an independent third-party valuator to estimate the acquisition-date fair value over a portion of the Rig Equipment included in PP&E. The Corporation used the appraisal findings of the third-party valuator for comparable assets in estimating the acquisition-date fair value of the remaining Rig Equipment included in PP&E.

We identified the evaluation of the acquisition-date fair value of Rig Equipment included in PP&E acquired through business combinations as a critical audit matter. Significant auditor judgment was required regarding the application of the approach and significant assumptions with respect to the estimated acquisition-date fair value of Rig Equipment included in PP&E. Additionally, the evaluation of the acquisition-date value of Rig Equipment included in PP&E required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to this critical audit matter. This included controls related to the Corporation's determination of the fair value measurement of Rig Equipment included in PP&E, and the Corporation's analysis of the appraisal report assumptions and resulting appraised value over a portion of the Rig Equipment, and the application of the appraisal to comparable assets, included in PP&E.

We evaluated the competence, capabilities and objectivity of the independent third-party valuator engaged by the Corporation.

We involved our valuation professionals with specialized skills and knowledge who assisted in assessing the appropriateness of the application of the valuation approach and the appropriateness of the significant assumptions with respect to the acquisition-date fair value of Rig Equipment included in PP&E estimated by the Corporation by comparing the Corporation's estimate of acquisition-date fair value of Rig Equipment included in PP&E to market and cost approach for comparable assets.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Corporation's auditor since 1987.

Calgary, Canada
March 1, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Precision Drilling Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Precision Drilling Corporation's (and subsidiaries') (**the Corporation**) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (**PCAOB**), the consolidated statements of financial position of the Corporation as of December 31, 2023 and 2022, the related consolidated statements of net earnings (loss), comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 1, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report to the Shareholders. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada
March 1, 2024

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Stated in thousands of Canadian dollars)		December 31, 2023		December 31, 2022
ASSETS				
Current assets:				
Cash		$ 54,182	$	21,587
Accounts receivable	(Note 23)	421,427		413,925
Inventory		35,272		35,158
Total current assets		510,881		470,670
Non-current assets:				
Income taxes recoverable		682		1,602
Deferred tax assets	(Note 13)	73,662		455
Property, plant and equipment	(Note 7)	2,338,088		2,303,338
Intangibles	(Note 8)	17,310		19,575
Right-of-use assets	(Note 11)	63,438		60,032
Finance lease receivables		5,003		—
Investments and other assets		9,971		20,451
Total non-current assets		2,508,154		2,405,453
Total assets		$ 3,019,035	$	2,876,123
LIABILITIES AND EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	(Note 23)	$ 342,382	$	392,053
Income tax payable		3,026		2,991
Current portion of lease obligations		17,386		12,698
Current portion of long-term debt	(Note 9)	2,848		2,287
Total current liabilities		365,642		410,029
Non-current liabilities:				
Share-based compensation	(Note 12)	25,122		60,133
Provisions and other	(Note 15)	7,140		7,538
Lease obligations		57,124		52,978
Long-term debt	(Note 9)	914,830		1,085,970
Deferred tax liabilities	(Note 13)	73,515		28,946
Total non-current liabilities		1,077,731		1,235,565
Shareholders' equity:				
Shareholders' capital	(Note 16)	2,365,129		2,299,533
Contributed surplus		75,086		72,555
Deficit		(1,012,029)		(1,301,273)
Accumulated other comprehensive income	(Note 18)	147,476		159,714
Total shareholders' equity		1,575,662		1,230,529
Total liabilities and shareholders' equity		$ 3,019,035	$	2,876,123

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

/s/ William T. Donovan   /s/ Steven W. Krablin

William T. Donovan   Steven W. Krablin
Director   *Director*

CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS)

Years ended December 31, (Stated in thousands of Canadian dollars, except per share amounts)			2023		2022
Revenue	(Note 5)	$	1,937,854	$	1,617,194
Expenses:					
Operating	(Note 23)		1,204,548		1,124,601
General and administrative	(Note 23)		122,188		180,988
Earnings before income taxes, gain on repurchase of unsecured senior notes, gain on acquisition, loss (gain) on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization			611,118		311,605
Depreciation and amortization	(Note 7, 8, 11)		297,557		279,035
Gain on asset disposals	(Note 7)		(24,469)		(29,926)
Loss on asset decommissioning	(Note 7)		9,592		—
Foreign exchange			(1,667)		1,278
Finance charges	(Note 10)		83,414		87,813
Loss (gain) on investments and other assets			6,810		(12,452)
Gain on acquisition	(Note 4)		(25,761)		—
Gain on repurchase of unsecured senior notes			(137)		—
Earnings (loss) before income taxes			265,779		(14,143)
Income taxes:	(Note 13)				
Current			4,494		4,362
Deferred			(27,959)		15,788
			(23,465)		20,150
Net earnings (loss)		$	289,244	$	(34,293)
Net earnings (loss) per share:	(Note 17)				
Basic		$	21.03	$	(2.53)
Diluted		$	19.53	$	(2.53)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Years ended December 31, (Stated in thousands of Canadian dollars)		2023		2022
Net earnings (loss)	$	289,244	$	(34,293)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency		(33,433)		106,669
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt		21,195		(81,735)
Comprehensive income (loss)	$	277,006	$	(9,359)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, *(Stated in thousands of Canadian dollars)*		**2023**		2022
Cash provided by (used in):				
Operations:				
Net earnings (loss)	$	**289,244**	$	(34,293)
Adjustments for:				
Long-term compensation plans		**6,659**		60,094
Depreciation and amortization		**297,557**		279,035
Gain on asset disposals		**(24,469)**		(29,926)
Loss on asset decommissioning		**9,592**		—
Foreign exchange unrealized		**(866)**		638
Finance charges		**83,414**		87,813
Income taxes		**(23,465)**		20,150
Other		**(229)**		542
Loss (gain) on investments and other assets		**6,810**		(12,452)
Gain on acquisition		**(25,761)**		—
Loss on redemption and repurchase of unsecured senior notes		**(137)**		—
Income taxes paid		**(3,103)**		(3,263)
Income taxes recovered		**24**		24
Interest paid		**(83,037)**		(85,678)
Interest received		**1,176**		310
Funds provided by operations		**533,409**		282,994
Changes in non-cash working capital balances	*(Note 23)*	**(32,838)**		(45,890)
Cash provided by operations		**500,571**		237,104
Investments:				
Purchase of property, plant and equipment	*(Note 7)*	**(224,960)**		(184,250)
Purchase of intangibles	*(Note 8)*	**(1,789)**		—
Proceeds on sale of property, plant and equipment		**23,841**		37,198
Proceeds from sale of investments and other assets		**10,013**		—
Business acquisitions, net	*(Note 4)*	**(28,646)**		(10,200)
Purchase of investments and other assets		**(5,343)**		(617)
Receipt of finance lease payments		**255**		—
Changes in non-cash working capital balances	*(Note 23)*	**11,845**		13,454
Cash used in investing activities		**(214,784)**		(144,415)
Financing:				
Issuance of long-term debt	*(Note 9)*	**162,649**		144,889
Repayment of long-term debt	*(Note 9)*	**(375,237)**		(250,749)
Repurchase of share capital	*(Note 16)*	**(29,955)**		(10,010)
Lease payments		**(9,423)**		(7,134)
Issuance of common shares from the exercise of options		**—**		9,833
Cash used in financing activities		**(251,966)**		(113,171)
Effect of exchange rate changes on cash		**(1,226)**		1,481
Increase (decrease) in cash		**32,595**		(19,001)
Cash, beginning of year		**21,587**		40,588
Cash, end of year	$	**54,182**	$	21,587

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in thousands of Canadian dollars)		Shareholders' Capital (Note 16)		Contributed Surplus		Accumulated Other Comprehensive Income (Note 18)		Deficit		Total Equity
Balance at January 1, 2023	$	2,299,533	$	72,555	$	159,714	$	(1,301,273)	$	1,230,529
Net earnings		—		—		—		289,244		289,244
Other comprehensive loss		—		—		(12,238)		—		(12,238)
Acquisition share consideration		75,588		—		—		—		75,588
Settlements of Executive Performance and Restricted Share Units		19,206		—		—		—		19,206
Share repurchases		(29,955)		—		—		—		(29,955)
Redemption of non-management directors share units		757		—		—		—		757
Share-based compensation expense		—		2,531		—		—		2,531
Balance at December 31, 2023	**$**	**2,365,129**	**$**	**75,086**	**$**	**147,476**	**$**	**(1,012,029)**	**$**	**1,575,662**

(Stated in thousands of Canadian dollars)		Shareholders' Capital (Note 16)		Contributed Surplus		Accumulated Other Comprehensive Income (Note 18)		Deficit		Total Equity
Balance at January 1, 2022	$	2,281,444	$	76,311	$	134,780	$	(1,266,980)	$	1,225,555
Net loss		—		—		—		(34,293)		(34,293)
Other comprehensive income		—		—		24,934		—		24,934
Share-based payment reclassification		14,083		(219)		—		—		13,864
Share repurchase		(10,010)		—		—		—		(10,010)
Share options exercised		14,016		(4,183)		—		—		9,833
Share-based compensation expense		—		646		—		—		646
Balance at December 31, 2022	$	2,299,533	$	72,555	$	159,714	$	(1,301,273)	$	1,230,529

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (**Precision** or the **Corporation**) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is 800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PREPARATION

(a) Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (**IFRS**) as issued by the International Accounting Standards Board (**IASB**).

These consolidated financial statements were authorized for issue by the Board of Directors on March 1, 2024.

(b) Basis of Measurement

The consolidated financial statements have been prepared using the historical cost basis and are presented in thousands of Canadian dollars.

(c) Use of Estimates and Judgements

The preparation of the consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgements are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in the preparation of the consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation's operating environment changes. The Corporation reviews its estimates and assumptions on an ongoing basis. Adjustments that result from a change in estimate are recorded in the period in which they become known. Estimates are more difficult to determine, and the range of potential outcomes can be wider, in periods of higher volatility and uncertainty. The impacts of the COVID-19 pandemic and the recovery therefrom coupled with several factors including higher levels of uncertainty due the Russian invasion of Ukraine and its impact on energy markets, rising interest and inflation rates, and constrained supply chains have created a higher level of volatility and uncertainty. Management has, to the extent reasonable, incorporated known facts and circumstances into the estimates made, however, actual results could differ from those estimates and those differences could be material. Significant estimates and judgements used in the preparation of the consolidated financial statements are described in Note 3(a), (d), (e), (f), (g), (h), (i), (o), and (p).

Climate-related risks and opportunities may have a future impact on the Corporation and its estimates and judgements, including but not limited to the useful life and residual value of its property, plant and equipment and the measurement of projected cash flows when identifying impairment triggers, performing tests for impairment or impairment recoveries, when available, of non-financial assets.

The Corporation evaluated the remaining useful lives and residual values of its property, plant and equipment, concluding they remain reasonable given the current estimate of the demand period for oil and natural gas extractive services well exceeds their remaining useful lives. In addition, the Corporation's property, plant and equipment, including drill rig equipment, adapts to numerous low-carbon projects, including but not limited to, geothermal drilling, carbon capture and storage and the extraction of helium and hydrogen gas.

In future periods, if indications of impairment of non-financial assets exist, the Corporation's measurement of projected cash flows may be exposed to higher estimation uncertainty, including but not limited to the Corporation's continued capital investment required to lower the carbon intensity of its property, plant and equipment, period and growth expectations used to calculate terminal values and the Corporation's weighted average cost of capital.

(d) Environmental Reporting Regulations

Environmental reporting continues to evolve and the Corporation may be subject to additional future disclosure requirements. The International Sustainability Standards Board issued two IFRS Sustainability Disclosure Standards with the objective to develop a global framework for environmental sustainability disclosure. The Canadian Securities Administrators have also issued a proposed National Instrument 51-107 *Disclosure of Climate-related Matters* which sets forth additional reporting requirements for Canadian Public Companies. Precision continues to monitor developments on these reporting requirements as it progresses with its determination of the financial implications of complying with these regulations.

NOTE 3. MATERIAL ACCOUNTING POLICIES

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Corporation and all of its subsidiaries and partnerships, substantially all of which are wholly owned. The consolidated financial statements of the subsidiaries are prepared for the same period as the parent entity, using consistent accounting policies. All significant intercompany balances and transactions and any unrealized gains and losses arising from intercompany transactions, have been eliminated.

Subsidiaries are entities controlled by the Corporation. Control exists when Precision has the power to govern the financial and operating policies of an entity to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are considered. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

An associate is an entity for which the Corporation has significant influence and thereby has the power to participate in the financial and operational decisions but does not control or jointly control the investee. Investments in associates are accounted for using the equity method of accounting and are recognized at cost and subsequently adjusted for the proportionate share of the investee's net assets. The Corporation's consolidated financial statements include its share of the investee's net earnings (loss) and other comprehensive income (loss) until the date that significant influence ceases.

Precision does not hold interests in any special-purpose entities.

The acquisition method is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the statements of net earnings (loss). Transaction costs, other than those associated with the issuance of debt or equity securities, that the Corporation incurs in connection with a business combination are expensed as incurred.

(b) Cash

Cash consists of cash and short-term investments with original maturities of three months or less.

(c) Inventory

Inventory is primarily comprised of operating supplies and carried at the lower of average cost, being the cost to acquire the inventory, and net realizable value. Inventory is charged to operating expenses as items are sold or consumed at the amount of the average cost of the item.

(d) Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation and any accumulated impairment losses.

Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, and borrowing costs on qualifying assets.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment (repair and maintenance) are recognized in net earnings as incurred.

Property, plant, and equipment are depreciated as follows:

	Expected Life	Salvage Value	Basis of Depreciation
Drilling rig equipment:			
– Power & Tubulars	5 years	–	straight-line
– Dynamic	10 years	–	straight-line
– Structural	20 years	10%	straight-line
Service rig equipment	20 years	10%	straight-line
Drilling rig spare equipment	up to 15 years	–	straight-line
Service rig spare equipment	up to 15 years	–	straight-line
Rental equipment	up to 15 years	0 to 25%	straight-line
Other equipment	3 to 10 years	–	straight-line
Light duty vehicles	4 years	–	straight-line
Heavy duty vehicles	7 to 10 years	–	straight-line
Buildings	10 to 20 years	–	straight-line

Property, plant and equipment are depreciated based on estimates of useful lives and salvage values. These estimates consider data and information from various sources including vendors, industry practice, and Precision's own historical experience and may change as more experience is gained, market conditions shift, or technological advancements are made.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal to the carrying amount of property, plant and equipment, and are recognized in the consolidated statements of net earnings (loss).

Determination of which parts of the drilling rig equipment represent significant cost relative to the entire rig and identifying the consumption patterns along with the useful lives of these significant parts, are matters of judgement. This determination can be complex and subject to differing interpretations and views, particularly when rig equipment comprises individual components for which different depreciation methods or rates are appropriate.

The estimated useful lives, residual values and method and components of depreciation are reviewed annually, and adjusted prospectively, if appropriate.

(e) Intangibles

Intangible assets that are acquired by the Corporation with finite lives are initially recorded at estimated fair value and subsequently measured at cost less accumulated amortization and any accumulated impairment losses.

Subsequent expenditures are capitalized only when they increase the future economic benefits of the specific asset to which they relate.

Intangible assets are amortized based on estimates of useful lives. These estimates consider data and information from various sources including vendors and Precision's own historical experience and may change as more experience is gained or technological advancements are made.

Amortization is recognized in net earnings using the straight-line method over the estimated useful lives of the respective assets. Precision's loan commitment fees are amortized over the term of the respective facility. Software is amortized over its expected useful life of up to 10 years.

The estimated useful lives and methods of amortization are reviewed annually and adjusted prospectively if appropriate.

(f) Impairment of Non-Financial Assets

The carrying amounts of the Corporation's non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit or **CGU**). Judgement is required in the aggregation of assets into CGUs.

If any such indication exists, then the asset or CGU's recoverable amount is estimated. Judgement is required when evaluating whether a CGU has indications of impairment.

The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its estimated recoverable amount. Impairment losses are recognized in net earnings. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(g) Income Taxes

Income tax expense is recognized in net earnings except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable or receivable on the taxable earnings or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in net earnings in the period that includes the date of enactment or substantive enactment. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities that are expected to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Corporation is subject to taxation in numerous jurisdictions. Uncertainties exist with respect to the interpretation of complex tax regulations and require significant judgement. Differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expense already recorded. The Corporation establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions are based on various factors, such as the experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.

(h) Revenue from Contracts with Customers

Precision recognizes revenue from a variety of sources. In general, customer invoices are issued upon rendering all performance obligations for an individual well-site job. Under the Corporation's standard contract terms, customer payments are to be received within 28 days of the customer's receipt of an invoice.

Contract Drilling Services

The Corporation contracts individual drilling rig packages, including crews and support equipment, to its customers. Depending on the customer's drilling program, contracts may be for a single well, multiple wells or a fixed term. Revenue from contract drilling services is recognized over time from spud to rig release on a daily basis. Operating days are measured through industry standard tour sheets that document the daily activity of the rig. Revenue is recognized at the applicable day rate for each well, based on rates specified in the drilling contract.

The Corporation provides services under turnkey contracts, whereby Precision is required to drill a well to an agreed upon depth under specified conditions for a fixed price, regardless of the time required or problems encountered in drilling the well. Revenue from turnkey drilling contracts is recognized over time using the input method based on costs incurred to date in relation to estimated total contract costs, as that most accurately depicts the Corporation's performance.

Completion and Production Services

The Corporation provides a variety of well completion and production services including well servicing. In general, service rigs do not involve long-term contracts or penalties for termination. Revenue is recognized daily upon completion of services. Operating days are measured through daily tour sheets and field tickets. Revenue is recognized at the applicable daily or hourly rate, as stipulated in the contract.

The Corporation offers its customers a variety of oilfield equipment for rental. Rental revenue is recognized daily at the applicable rate stated in the rental contract. Rental days are measured through field tickets.

The Corporation provides accommodation and catering services to customers in remote locations. Customers contract these services either as a package or individually for a fixed term. For accommodation services, the Corporation supplies camp equipment and revenue is recognized over time on a daily basis, once the equipment is on-site and available for use, at the applicable rate stated in the contract. For catering services, the Corporation recognizes revenue daily according to meals served. Accommodation and catering services provided are measured through field tickets.

(i) Provisions

Provisions are recognized when the Corporation has a present obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Precision maintains a provision for the deductible and uninsured portions of workers' compensation and general liability claims. The amount accrued for the provision for losses incurred varies depending on the number and nature of the claims outstanding at the dates of the statements of financial position. In addition, the accrual includes management's estimate of the future cost to settle each claim such as future changes in the severity of the claim and increases in medical costs. Precision uses third parties to assist in developing the estimate of the ultimate costs to settle each claim, which is based on historical experience associated with the type of each claim and specific information related to each claim. The specific circumstances of each claim may change over time prior to settlement and, as a result, the estimates made as of the reporting dates may change. The current portion of the provision is presented within accounts payables and accrued liabilities.

(j) Share-Based Incentive Compensation Plans

The Corporation has established several cash-settled share-based incentive compensation plans for non-management directors, officers, and other eligible employees. The estimated fair value of amounts payable to eligible participants under these plans are recognized as an expense with a corresponding increase in liabilities over the period that the participants become unconditionally entitled to payment. The recorded liability is re-measured at the end of each reporting period until settlement with the resultant change to the fair value of the liability recognized in net earnings for the period. When the plans are settled, the cash paid reduces the outstanding liability.

The Corporation has an employee share purchase plan that allows eligible employees to purchase common shares through payroll deductions.

Prior to January 1, 2012, the Corporation had an equity-settled deferred share unit plan whereby non-management directors of Precision could elect to receive all or a portion of their compensation in fully-vested deferred share units. Compensation expense was recognized based on the fair value price of the Corporation's shares at the date of grant with a corresponding increase to contributed surplus. Upon redemption of the deferred share units into common shares, the amount previously recognized in contributed surplus is recorded as an increase to shareholders' capital. The Corporation continues to have obligations under this plan.

The Corporation has a share option plan for certain eligible employees. Under this plan, the fair value of share purchase options is calculated at the date of grant using the Black-Scholes option pricing model, and that value is recorded as compensation expense over the grant's vesting period with an offsetting credit to contributed surplus. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. Upon exercise of the equity purchase option, the associated amount is reclassified from contributed surplus to shareholders' capital. Consideration paid by employees upon exercise of the equity purchase options is credited to shareholders' capital.

(k) Foreign Currency Translation

Transactions of the Corporation's individual entities are recorded in the currency of the primary economic environment in which it operates (its functional currency). Transactions in currencies other than the entities' functional currency are translated at rates in effect at the time of the transaction. At each period end, monetary assets and liabilities are translated at the prevailing period-end rates. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Gains and losses are included in net earnings except for gains and losses on translation of long-term debt designated as a hedge of foreign operations, which are deferred and included in other comprehensive income.

For the purpose of preparing the Corporation's consolidated financial statements, the financial statements of each foreign operation that does not have a Canadian dollar functional currency are translated into Canadian dollars. Assets and liabilities are translated at exchange rates in effect at the period end date. Revenues and expenses are translated using average exchange rates for the month of the respective transaction. Gains or losses resulting from these translation adjustments are recognized initially in other comprehensive income and reclassified from equity to net earnings on disposal or partial disposal of the foreign operation.

Change in functional currency

On July 1, 2023, as a result of changing facts and circumstances in the current year, a subsidiary of the Corporation changed its functional currency from U.S. Dollars (**USD**) to Kuwaiti Dinar (**KWD**) to reflect the business activities within the primary economic environment in which the subsidiary operates. The changes in facts and circumstances that led to this determination included, but were not limited to, the expiration of multiple material USD denominated customer drilling contracts and the execution of multiple material KWD denominated customer drilling contracts. The change in functional currency was applied prospectively, in accordance with IAS 21, *The Effects of Changes in Foreign Exchange Rates*, on July 1, 2023, with the assets and liabilities of the subsidiary being converted into KWD from USD at a fixed exchange rate of USD1 : KWD3.24.

(l) Per Share Amounts

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated by using the treasury stock method for equity-based compensation arrangements. The treasury stock method assumes that any proceeds obtained on exercise of equity-based compensation arrangements would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the difference between the number of shares issued from the exercise of equity-based compensation arrangements and shares repurchased from the related proceeds.

(m) Financial Instruments

i) Non-Derivative Financial Instruments:

Financial assets and liabilities are classified and measured at amortized cost, fair value through other comprehensive income or fair value through net earnings. The classification of financial assets and liabilities is generally based on the business model in which the asset or liability is managed and its contractual cash flow characteristics. Financial assets held within a business model whose objective is to collect contractual cash flows and whose contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding are measured at amortized cost. After their initial fair value measurement, accounts receivable, accounts payable and accrued liabilities and long-term debt are classified and measured at amortized cost using the effective interest rate method.

Upon initial recognition of a non-derivative financial asset, a loss allowance is recorded for Expected Credit Losses (**ECL**). Loss allowances for trade receivables are measured based on lifetime ECL that incorporates historical loss information and is adjusted for current economic and credit conditions.

ii) Derivative Financial Instruments:

The Corporation may enter into certain financial derivative contracts in order to manage the exposure to market risks from fluctuations in interest rates or exchange rates. These instruments are not used for trading or speculative purposes. Precision has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though it considers certain financial contracts to be economic hedges. As a result, financial derivative contracts are classified as fair value through net earnings and are recorded on the statements of financial position at estimated fair value. Transaction costs are recognized in net earnings when incurred.

Derivatives embedded in financial assets are never separated. Rather, the financial instrument as a whole is assessed for classification. Derivatives embedded in financial liabilities are separated from the host contract and accounted for separately when their economic characteristics and risks are not closely related to the host contract. Embedded derivatives in financial liabilities are recorded on the statements of financial position at estimated fair value and changes in the fair value are recognized in earnings.

(n) Hedge Accounting

The Corporation utilizes foreign currency long-term debt to hedge its exposure to changes in the carrying values of the Corporation's net investment in certain foreign operations from fluctuations in foreign exchange rates. To be accounted for as a hedge, the foreign currency long-term debt must be designated and documented as a hedge and must be effective at inception and on an ongoing basis. The documentation defines the relationship between the foreign currency long-term debt and the net investment in the foreign operations, as well as the Corporation's risk management objective and strategy for undertaking the hedging transaction. The Corporation formally assesses, both at inception and on an ongoing basis, whether the changes in fair value of the foreign currency long-term debt is highly effective in offsetting changes in fair value of the net investment in the foreign operations. The portion of gains or losses on the hedging item determined to be an effective hedge is recognized in other comprehensive income, net of tax, and is limited to the translation gain or loss on the net investment, while ineffective portions are recorded through net earnings.

A reduction in the fair value of the net investment in the foreign operations or increase in the foreign currency long-term debt balance may result in a portion of the hedge becoming ineffective. If the hedging relationship ceases to be effective or is terminated, hedge accounting is not applied to subsequent gains or losses. The amounts recognized in other comprehensive income are reclassified to net earnings and the corresponding exchange gains or losses arising from the translation of the foreign operation are recorded through net earnings upon dissolution or substantial dissolution of the foreign operation.

(o) Leases

At inception, Precision assesses whether its contracts contain a lease. A contract contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The assessment of whether a contract conveys the right to control the use of an identified asset considers whether:

- the contract involves the use of an identified asset and the substantive substitution rights of the supplier. If the supplier has a substantive substitution right, then the asset is not identified;
- the lessee's right to obtain substantially all of the economic benefits from the use of the asset; and
- the lessee's right to direct the use of the asset, including decision-making to change how and for what purpose the asset is used.

At inception or on reassessment of a contract that contains a lease component, Precision allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Leases in which Precision is a lessee

Precision recognizes a right-of-use asset and corresponding lease obligation at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for lease payments made on or before the commencement date, incurred initial direct costs, estimated site retirement costs and any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are consistent with those of property, plant and equipment. In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.

The lease obligation is initially measured at the present value of the minimum lease payments not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Precision's incremental borrowing rate. Generally, Precision uses its incremental borrowing rate as the discount rate for those leases in which it is the lessee.

Lease payments included in the measurement of the lease obligation comprise the following:

- fixed payments, including in-substance fixed payments;
- variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
- amounts expected to be payable under a residual value guarantee; and
- the exercise price under a purchase option that Precision is reasonably certain to exercise, lease payments in an optional renewal period if Precision is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless Precision is reasonably certain not to terminate early.

The lease obligation is measured at amortized cost using the effective interest method. The measurement of lease obligations requires the use of certain estimates and assumptions including discount rates, exercise of lease term extension options, and escalating lease rates. It is remeasured when there is a change in:

- future lease payments arising from a change in an index or rate;
- the estimated amount expected to be payable under a residual value guarantee; or
- the assessment of whether Precision will exercise a purchase, extension or termination option.

When the lease obligation is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in net earnings if the carrying amount of the right-of-use asset has been reduced to zero.

Leases in which Precision is a lessor

When Precision acts as a lessor, at inception, Precision evaluates the classification as either a finance or operating lease.

To classify each lease, Precision makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease, if not, then it is an operating lease.

When acting as a sub-lessor, Precision accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease then Precision classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, Precision applies IFRS 15 to allocate the consideration in the contract. Precision recognizes lease payments received under operating leases for drilling rigs as income on a systematic basis, drilling days, over the lease term as part of revenue.

(p) Critical Accounting Assumptions and Estimates

i) Impairment of Long-Lived Assets

At each reporting date, the Corporation reviews the carrying amount of assets in each CGU to determine whether an indicator of impairment exists. The Corporation's analysis is based on relevant internal and external factors that indicate a CGU may be impaired such as the obsolescence or planned disposal of significant assets, financial performance of the CGU compared to forecasts, and past impairment tests, with a focus upon earnings before income tax, gain on repurchase of unsecured senior notes, gain on acquisition, loss (gain) on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization (**Adjusted EBITDA**), and consideration of the Corporation's market capitalization.

When indications of impairment exist within a CGU, a recoverable amount is determined which requires assumptions to estimate future discounted cash flows. These estimates and assumptions include future drilling activity and margins and the resulting estimated Adjusted EBITDA associated with the CGU and the discount rate used to present value the estimated cash flows. In selecting a discount rate, the Corporation uses observable market data inputs to develop a rate that the Corporation believes approximates the discount rate of market participants.

Although the Corporation believes the assumptions and estimates are reasonable and consistent with current conditions, internal planning, and expected future operations, such assumptions and estimations are subject to significant uncertainty and judgement.

ii) Income Taxes

Significant estimation and assumptions are required in determining the provision for income taxes. The recognition of deferred tax assets in respect of deductible temporary differences and unused tax losses and credits is based on the Corporation's estimation of future taxable profit against which these differences, losses and credits may be used. The assessment is based upon existing tax laws and estimates of the Corporation's future taxable income. These estimates may be materially different from the actual final tax return in future periods.

iii) Business Combinations

The determination of fair value is estimated based on information available at the date of acquisition and requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant and equipment generally requires significant judgement.

The measurement of the estimated fair value of acquired property, plant, and equipment is based on a combination of approaches, including the market approach, which applies significant assumptions related to the price at which comparable assets would be sold. Minor changes to these assumptions could have resulted in a significant impact to the fair value of property, plant and equipment acquired.

(q) Accounting Standards Adopted January 1, 2023

i) Material accounting policy information

The Corporation adopted *Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)* from January 1, 2023. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the financial statements.

The amendments require the disclosure of 'material', rather than 'significant', accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements.

Management reviewed the accounting policies and made updates to the information disclosed in certain instances in line with the amendments.

(ii) Global minimum top-up tax

The Corporation adopted the *International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12)* upon their release on May 23, 2023. The amendments provide a temporary mandatory exception from deferred tax accounting for the top-up tax, which is effective immediately, and require new disclosures about the Pillar Two exposure.

The mandatory exception applies retrospectively. However, because no new legislation to implement the top-up tax was enacted or substantively enacted at December 31, 2023 in any jurisdiction in which Precision operates and no related deferred tax was recognized at that date, the retrospective application has no impact on the Corporation's consolidated financial statements.

(r) Accounting Standards and Amendments not yet Effective

The IASB has issued several new standards and amendments to existing standards that will become effective for periods subsequent to December 31, 2023. Accordingly, these new standards and amendments were not applied when preparing these consolidated financial statements. For each standard, Precision has assessed or is in the process of assessing the impact these new standards and amendments will have on its consolidated financial statements.

Standards and Amendments	Effective for periods beginning on or after	Impact to Precision Drilling Corporation
Non-current Liabilities with Covenants	January 1, 2024	Review in-progress
Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)	January 1, 2024	Review in-progress
Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)	January 1, 2024	Review in-progress
Lack of Exchangeability (Amendments to IAS 21)	January 1, 2025	Review in-progress

NOTE 4. BUSINESS COMBINATION

(a) CWC Energy Services Corp.

On November 8, 2023, Precision acquired all of the issued and outstanding shares of CWC Energy Services Corp. (**CWC**) for consideration of $89 million, which included the issuance of 947,807 Precision common shares and cash of $14 million.

With this acquisition, Precision substantially increased the size and scale of its Canadian well servicing operations and expanded its geographic footprint into complementary regions. Precision added 62 marketable service rigs to its fleet along with experienced crews and field personnel and operating facilities. Precision also added 18 high-quality drilling rigs to its fleet, including seven drilling rigs in Canada and 11 drilling rigs in the U.S. The addition of the U.S. drilling rigs expanded the Corporation's operations into Wyoming, further diversifying its serviceable U.S. basins.

Precision incurred $3 million of various transaction costs related to the business combination, which were recognized as an expense in the statements of net earnings (loss). These costs were primarily related to advisory, legal, consulting and other transaction costs.

The following table summarizes the allocation of the purchase price:

(Stated in thousands of Canadian dollars)		
Consideration:		
Number of shares issued		947,807
Share price at issuance	$	79.75
Common shares	$	75,588
Cash		13,726
Total consideration	$	89,314
Allocation of purchase price		
Cash		13,080
Accounts receivable		41,641
Property, plant and equipment		140,965
Intangibles		3,000
Right-of-use assets		1,466
Accounts payable and accrued liabilities		(22,260)
Long-term debt		(60,387)
Lease obligations		(1,466)
Deferred tax liabilities		(964)
Gain on acquisition		(25,761)
Total	$	89,314

The Corporation recognized a gain on acquisition of $26 million (2022 – nil) in the statements of net earnings (loss) that was primarily attributable to movements in the fair value of common share consideration between the date of transaction announcement and date of closing.

The acquired CWC business contributed revenue of $20 million and net earnings of $3 million for the period of November 8, 2023 to December 31, 2023. Had the acquisition occurred on January 1, 2023, it is estimated that the consolidated pro-forma revenue and net earnings for the year ended December 31, 2023 would have been $182 million and $18 million, respectively.

Since the date of acquisition, depreciation of the acquired property, plant and equipment was recognized in the statements of net earnings (loss) in accordance with Precision's existing depreciation policies for similar equipment types.

The Corporation accounted for the acquisition as a business combination and used the acquisition method to record the net assets and liabilities assumed at fair value. Precision engaged an independent third-party valuator to estimate the acquisition-date fair value over a portion of the Rig Equipment included in property, plant and equipment. The Corporation used the appraisals available for comparable assets in estimating the remaining acquisition-date fair value of Rig Equipment included in property, plant and equipment.

(b) High Arctic Energy Services Inc.

On July 27, 2022, Precision acquired the well servicing business and associated rental assets of High Arctic Energy Services Inc. for consideration of $38 million. On the date of acquisition, Precision made a $10 million cash payment with the remaining balance of $28 million, included in accounts payable and accrued liabilities at December 31, 2022, and subsequently paid in the first quarter of 2023.

Included in the Completion and Production Services operating segment, the acquisition increased the size and scale of Precision's operations within the Canadian well servicing industry, adding well-service rigs to its fleet along with related rental assets, ancillary support equipment, inventories, spares and operating facilities in key operating basins.

The acquisition was accounted for as a business combination, using the acquisition method, whereby the Acquired Assets and Assumed Liabilities (Acquired Net Assets) were recorded at their estimated fair values at the date of acquisition. Precision relied on a third-party appraisal when determining the fair value of the Acquired Net Assets.

Precision incurred $1 million of various transaction costs related to the business combination, which were recognized as an expense in the statements of net earnings (loss). These costs were primarily related to advisory, legal, consulting and other transaction costs.

The following table summarizes the allocation of the purchase price:

(Stated in thousands of Canadian dollars)		
Cash	$	10,200
Accounts payable and accrued liabilities		27,300
Fair value of consideration transferred	$	37,500
Acquired Assets		
Rig equipment	$	32,796
Vehicles		900
Buildings		1,457
Land		2,347
Right-of-use assets		6,990
Assumed Liabilities		
Lease obligations		(6,990)
Fair value of Acquired Net Assets	$	37,500

Since the date of acquisition, depreciation of the acquired property, plant and equipment was recognized in the statements of net earnings (loss) in accordance with Precision's existing depreciation policies for similar equipment types.

NOTE 5. REVENUE

The following table includes a reconciliation of disaggregated revenue by reportable segment (Note 6). Revenue has been disaggregated by primary geographical market and type of service provided.

Year ended December 31, 2023		Contract Drilling Services		Completion and Production Services		Corporate and Other		Inter-Segment Eliminations		Total
United States	$	848,262	$	13,683	$	—	$	(30)	$	861,915
Canada		709,703		227,033		—		(7,097)		929,639
International		146,300		—		—		—		146,300
	$	1,704,265	$	240,716	$	—	$	(7,127)	$	1,937,854
Day rate/hourly services	$	1,661,762	$	240,716	$	—	$	(537)	$	1,901,941
Shortfall payments/idle but contracted		24,602		—		—		—		24,602
Turnkey drilling services		8,988		—		—		—		8,988
Other		8,913		—		—		(6,590)		2,323
	$	1,704,265	$	240,716	$	—	$	(7,127)	$	1,937,854

Year ended December 31, 2022		Contract Drilling Services		Completion and Production Services		Corporate and Other		Inter-Segment Eliminations		Total
United States	$	727,544	$	18,129	$	—	$	(43)	$	745,630
Canada		562,586		169,042		—		(6,068)		725,560
International		146,004		—		—		—		146,004
	$	1,436,134	$	187,171	$	—	$	(6,111)	$	1,617,194
Day rate/hourly services	$	1,394,394	$	187,171	$	—	$	(748)	$	1,580,817
Shortfall payments/idle but contracted		2,153		—		—		—		2,153
Turnkey drilling services		31,723		—		—		—		31,723
Other		7,864		—		—		(5,363)		2,501
	$	1,436,134	$	187,171	$	—	$	(6,111)	$	1,617,194

NOTE 6. SEGMENTED INFORMATION

The Corporation operates primarily in Canada, the United States and certain international locations, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, and the manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental, and camp and catering services.

Year ended December 31, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$ 1,704,265	$ 240,716	$ —	$ (7,127)	$ 1,937,854
Earnings before income taxes, gain on repurchase of unsecured senior notes, gain on acquisition, loss (gain) on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals and depreciation and amortization	630,761	51,224	(70,867)	—	611,118
Depreciation and amortization	269,133	14,654	13,770	—	297,557
Gain on asset disposals	(23,378)	(973)	(118)	—	(24,469)
Loss on asset decommissioning	9,592	—	—	—	9,592
Total assets	2,565,495	271,724	181,816	—	3,019,035
Capital expenditures	213,660	9,984	3,105	—	226,749

Year ended December 31, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$ 1,436,134	$ 187,171	$ —	$ (6,111)	$ 1,617,194
Earnings before income taxes, gain on repurchase of unsecured senior notes, gain on acquisition, loss (gain) on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals and depreciation and amortization	397,753	38,147	(124,295)	—	311,605
Depreciation and amortization	255,286	14,381	9,368	—	279,035
Gain on asset disposals	(25,495)	(3,233)	(1,198)	—	(29,926)
Total assets	2,574,867	179,226	122,030	—	2,876,123
Capital expenditures	177,844	5,325	1,081	—	184,250

	2023	2022
Earnings before income taxes, gain on repurchase of unsecured senior notes, gain on acquisition, loss (gain) on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals and depreciation and amortization	$ 611,118	$ 311,605
Deduct:		
Depreciation and amortization	297,557	279,035
Gain on asset disposals	(24,469)	(29,926)
Loss on asset decommissioning	9,592	—
Foreign exchange	(1,667)	1,278
Finance charges	83,414	87,813
Loss (gain) on investments and other assets	6,810	(12,452)
Gain on acquisition	(25,761)	—
Gain on repurchase of unsecured senior notes	(137)	—
Income taxes	(23,465)	20,150
Net earnings (loss)	$ 289,244	$ (34,293)

The Corporation's operations are carried on in the following geographic locations:

Year ended December 31, 2023	United States	Canada	International	Total
Revenue	$ 861,915	$ 929,639	$ 146,300	$ 1,937,854
Total assets	1,226,256	1,246,069	546,710	3,019,035

Year ended December 31, 2022	United States	Canada	International	Total
Revenue	$ 745,630	$ 725,560	$ 146,004	$ 1,617,194
Total assets	1,376,413	1,056,093	443,617	2,876,123

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	2023	2022
Cost	$ 6,918,765	$ 6,906,771
Accumulated depreciation	(4,580,677)	(4,603,433)
	$ 2,338,088	$ 2,303,338
Rig equipment	2,094,510	2,083,446
Rental equipment	16,066	15,977
Other equipment	9,236	11,465
Vehicles	2,333	3,380
Buildings	45,827	38,949
Assets under construction	126,872	117,535
Land	43,244	32,586
	$ 2,338,088	$ 2,303,338

Cost

	Rig Equipment	Rental Equipment	Other Equipment	Vehicles	Buildings	Assets Under Construction	Land	Total
Balance, December 31, 2021	$ 5,968,316	$ 103,181	$ 178,717	$ 34,680	$ 119,519	$ 67,884	$ 31,424	$ 6,503,721
Additions	63,058	587	517	—	141	122,271	—	186,574
Acquisitions	32,796	—	—	900	1,457	—	2,347	37,500
Disposals	(71,912)	(7,538)	(8,358)	(873)	(9,461)	2	(2,187)	(100,327)
Reclassifications	74,148	—	188	—	—	(74,336)	—	—
Foreign exchange	268,056	224	4,345	1,295	2,667	1,714	1,002	279,303
Balance, December 31, 2022	6,334,462	96,454	175,409	36,002	114,323	117,535	32,586	6,906,771
Additions	24,158	102	151	—	612	199,937	—	224,960
Acquisitions	118,965	—	1,500	500	8,960	—	11,040	140,965
Disposals	(127,979)	—	(9,681)	(3,058)	(214)	(39)	(10)	(140,981)
Reclassifications	172,300	—	6,038	—	2,038	(180,376)	—	—
Asset decommissioning	(78,367)	—	—	—	—	—	—	(78,367)
Foreign exchange	(119,329)	(75)	(2,988)	(748)	(886)	(10,185)	(372)	(134,583)
Balance, December 31, 2023	$ 6,324,210	$ 96,481	$ 170,429	$ 32,696	$ 124,833	$ 126,872	$ 43,244	$ 6,918,765

Accumulated Depreciation

	Rig Equipment	Rental Equipment	Other Equipment	Vehicles	Buildings	Assets Under Construction	Land	Total
Balance, December 31, 2021	$ 3,894,131	$ 82,584	$ 161,629	$ 31,476	$ 75,510	$ —	$ —	$ 4,245,330
Depreciation expense	250,885	5,196	6,894	875	4,252	—	—	268,102
Disposals	(66,452)	(7,522)	(8,357)	(873)	(5,793)	—	—	(88,997)
Foreign exchange	172,452	219	3,778	1,144	1,405	—	—	178,998
Balance, December 31, 2022	4,251,016	80,477	163,944	32,622	75,374	—	—	4,603,433
Depreciation expense	268,532	12	9,070	924	4,237	—	—	282,775
Disposals	(122,823)	—	(9,681)	(2,788)	(133)	—	—	(135,425)
Asset decommissioning	(68,775)	—	—	—	—	—	—	(68,775)
Foreign exchange	(98,250)	(74)	(2,140)	(395)	(472)	—	—	(101,331)
Balance, December 31, 2023	$ 4,229,700	$ 80,415	$ 161,193	$ 30,363	$ 79,006	$ —	$ —	$ 4,580,677

(a) Impairment

Precision reviews the carrying value of its long-lived assets for indications of impairment at the end of each reporting period. At December 31, 2023, Precision reviewed each of its cash-generating units and did not identify indications of impairment and, therefore, did not test its CGUs for impairment.

(b) Asset Additions

In 2023, Precision purchased $225 million (2022 – $184 million) of property, plant and equipment and completed nil (2022 – $2 million) non-cash equipment swaps resulting in total asset additions of $225 million (2022 – $187 million).

(c) Asset Disposals

Through the completion of normal course business operations, the Corporation sold used assets incurring gains or losses on disposal resulting in a net gain on asset disposal of $24 million (2022 – $30 million).

(d) Asset Decommissioning

In 2023, the Corporation incurred a $10 million (2022 – nil) loss on asset decommissioning relating to certain drilling and ancillary equipment, contained within the Contract Drilling Services segment, that no longer met the Corporation's *High Performance* technology standards.

NOTE 8. INTANGIBLES

		2023		2022
Cost	$	59,952	$	55,111
Accumulated amortization		(42,642)		(35,536)
	$	17,310	$	19,575
Loan commitment fees related to Senior Credit Facility	$	843	$	1,408
Software		16,467		18,167
	$	17,310	$	19,575

Cost

		Loan Commitment Fees		Software		Brand Names		Total
Balance, December 31, 2021	$	17,081	$	38,027	$	—	$	55,108
Additions		—		—		—		—
Foreign exchange		—		3		—		3
Balance, December 31, 2022		17,081		38,030		—		55,111
Additions		—		1,789		—		1,789
Acquisition		—		—		3,000		3,000
Foreign exchange		—		52		—		52
Balance, December 31, 2023	$	**17,081**	$	**39,871**	$	**3,000**	$	**59,952**

Accumulated Amortization

		Loan Commitment Fees		Software		Brand Names		Total
Balance, December 31, 2021	$	15,014	$	16,179	$	—	$	31,193
Amortization expense		659		3,668		—		4,327
Foreign exchange		—		16		—		16
Balance, December 31, 2022		15,673		19,863		—		35,536
Amortization expense		565		3,465		3,000		7,030
Foreign exchange		—		76		—		76
Balance, December 31, 2023	$	**16,238**	$	**23,404**	$	**3,000**	$	**42,642**

NOTE 9. LONG-TERM DEBT

		2023	2022		2023	2022
		U.S. Denominated Facilities			Canadian Facilities and Translated U.S. Facilities	
Current Portion of Long-Term Debt						
Canadian Real Estate Credit Facility	US $	— US $	—	$	1,915	$ 1,333
U.S. Real Estate Credit Facility		704	704		933	954
	US $	704 US $	704	$	2,848	$ 2,287
Long-Term Debt						
Senior Credit Facility	US $	— US $	44,000	$	—	$ 59,620
Canadian Real Estate Credit Facility		—	—		24,018	16,334
U.S. Real Estate Credit Facility		7,685	8,389		10,181	11,368
Unsecured Senior Notes:						
7.125% senior notes due 2026		273,330	347,765		362,096	471,225
6.875% senior notes due 2029		400,000	400,000		529,904	542,004
	US $	681,015 US $	800,154		926,199	1,100,551
Less net unamortized debt issue costs					(11,369)	(14,581)
				$	914,830	$ 1,085,970

	Senior Credit Facility	Unsecured Senior Notes	Canadian Real Estate Credit Facility	U.S. Real Estate Credit Facility	CWC Syndicated Loan	Debt Issue Costs and Original Issue Discount	Total
Balance December 31, 2021	$ 149,206	$ 945,519	$ 19,000	$ 12,388	$ —	$ (17,096)	$ 1,109,017
Changes from financing cash flows:							
Proceeds from Senior Credit Facility	144,889	—	—	—	—	—	144,889
Repayment of Senior Credit Facility	(248,500)	—	—	—	—	—	(248,500)
Repayment of Real Estate Credit Facility	—	—	(1,333)	(916)	—	—	(2,249)
Non-cash changes:							
Amortization of debt issue costs	—	—	—	—	—	2,528	2,528
Foreign exchange	14,025	67,710	—	850	—	(13)	82,572
Balance December 31, 2022	$ 59,620	$ 1,013,229	$ 17,667	$ 12,322	$ —	$ (14,581)	$ 1,088,257
Current	—	—	1,333	954	—	—	2,287
Long-term	59,620	1,013,229	16,334	11,368	—	(14,581)	1,085,970
Balance December 31, 2022	$ 59,620	$ 1,013,229	$ 17,667	$ 12,322	$ —	$ (14,581)	$ 1,088,257
Changes from financing cash flows:							
Proceeds from Senior Credit Facility	162,649	—	—	—	—	—	162,649
Acquired long-term debt	—	—	9,697	—	50,690	—	60,387
Repayment of long-term debt	—	—	—	—	(50,690)	—	(50,690)
Repayment of unsecured senior notes	—	(99,950)	—	—	—	—	(99,950)
Repayment of Senior Credit Facility	(222,216)	—	—	—	—	—	(222,216)
Repayment of Real Estate Credit Facility	—	—	(1,431)	(950)	—	—	(2,381)
Non-cash changes:							
Gain on repurchase of unsecured senior notes	—	(137)	—	—	—	—	(137)
Debt issue costs	—	—	—	—	—	—	—
Amortization of debt issue costs	—	—	—	—	—	3,210	3,210
Foreign exchange	(53)	(21,142)	—	(258)	—	2	(21,451)
Balance December 31, 2023	$ —	$ 892,000	$ 25,933	$ 11,114	$ —	$ (11,369)	$ 917,678
Current	—	—	1,915	933	—	—	2,848
Long-term	—	892,000	24,018	10,181	—	(11,369)	914,830
Balance December 31, 2023	$ —	$ 892,000	$ 25,933	$ 11,114	$ —	$ (11,369)	$ 917,678

Precision's current and long-term debt obligations at December 31, 2023 will mature as follows:

2024	$ 2,848
2025	12,096
2026	376,345
2027	582
Thereafter	537,176
	$ 929,047

(a) Senior Credit Facilities:

The senior secured revolving credit facility (**Senior Credit Facility**) provides Precision with senior secured financing for general corporate purposes, including for acquisitions, of up to US$447 million with a provision for an increase in the facility of up to an additional US$353 million. The Senior Credit Facility is secured by charges on substantially all of the present and future assets of Precision, its material U.S. and Canadian subsidiaries and, if necessary, to adhere to covenants under the Senior Credit Facility, certain subsidiaries organized in jurisdictions outside of Canada and the U.S. The Senior Credit Facility has a term of four years, with an annual option on Precision's part to request that the lenders extend, at their discretion, the facility to a new maturity date not to exceed five years from the date of the extension request.

The Senior Credit Facility requires Precision comply with certain restrictive and financial covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA (as defined in the debt agreement) of less than 2.5:1. For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness. It also requires the Corporation to maintain a ratio of consolidated Covenant EBITDA to consolidated interest expense for the most recent four consecutive quarters, of greater than 2.5:1, subject to the amendments noted below.

Distributions under the Senior Credit Facility are subject to a pro-forma senior net leverage covenant of less than or equal to 1.75:1. The Senior Credit Facility also limits the redemption and repurchase of junior debt subject to a pro-forma senior net leverage covenant test of less than or equal to 1.75:1.

During 2023, Precision agreed with the lenders to remove certain non-extending lenders from the facility, thereby reducing the total commitment from US$500 million to US$447 million.

Under the Senior Credit Facility, amounts can be drawn in U.S. dollars and/or Canadian dollars. At December 31, 2023, US$nil was drawn under this facility (2022 – US$44 million) as all amounts borrowed under this facility were fully repaid during 2023. Up to US$200 million of the Senior Credit Facility is available for letters of credit denominated in U.S and/or Canadian dollars and other currencies acceptable to the fronting lender. As at December 31, 2023 outstanding letters of credit amounted to US$56 million (2022 – US$56 million).

The interest rate on loans that are denominated in U.S. dollars is, at the option of Precision, either a margin over a U.S. base rate or a margin over LIBOR. The interest rate on loans denominated in Canadian dollars is, at the option of Precision, either a margin over the Canadian prime rate or a margin over the Canadian Dollar Offered Rate (**CDOR**); such margins will be based on the then applicable ratio of consolidated total debt to EBITDA.

(b) Real Estate Credit Facilities

In November 2020, Precision established a Real Estate Term Credit Facility. The facility matures in November 2025 and is secured by real property located in Houston, Texas. Principal plus interest payments are due monthly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a LIBOR rate plus margin.

In March 2021, Precision established a Canadian Real Estate Credit Facility. The facility matures in March 2026 and is secured by real properties in Alberta, Canada. Principal plus interest payments are due quarterly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a CDOR rate plus margin.

In November 2023, Precision assumed a $10 million Canadian Real Estate Facility from the acquisition of CWC Energy Services. The facility matures in June 2028 and is secured by real properties in Alberta, Canada. Principal plus interest payments are due monthly, based on a 22-year amortization period with any unpaid principal and accrued interest due at maturity. Interest is calculated using a CORRA rate plus margin. In connection with this Canadian Real Estate Facility, Precision acquired an interest rate swap agreement to exchange the floating rate interest payments for fixed rate interest payments, which fixes the Bankers Acceptance-Canadian Overnight Repo Rate Average components of its interest payment in the outstanding Canadian Real Estate Credit Facility. Under the interest rate swap agreement, Precision pays a fixed rate of 4.7%. The fair value of the interest rate swap arrangement is the difference between the forward interest rates and the discounted contract rate and are classified as Level II on the fair value hierarchy. As at December 31, 2023, the mark-to-market value of the interest rate swap was not material and was included within accounts receivable in the consolidated statements of financial position.

The Real Estate Credit Facilities contain certain affirmative and negative covenants and events of default, customary for these types of transactions. Under the terms of these facilities, Precision must maintain financial covenants in accordance with the Senior Credit Facility, described above, as of the last day of each period of four consecutive fiscal quarters. For the Canadian Real Estate Credit Facility, in the event the Senior Credit Facility expires, is cancelled or is terminated, financial covenants in effect at that time shall remain in place for the remaining duration of the facility. For the U.S. Real Estate Credit Facility, in the event the consolidated Covenant EBITDA to consolidated interest expense coverage ratio is waived or removed from the Senior Credit Facility, a minimum threshold of 1.15:1 is required.

(c) Unsecured Senior Notes:

Precision has the following unsecured senior notes outstanding:

7.125% US$ senior notes due 2026

These unsecured senior notes bear interest at a fixed rate of 7.125% per annum and mature on January 15, 2026. Interest is payable semi-annually on January 15 and July 15 of each year, commencing July 15, 2018.

Any time on or after November 15, 2023, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

6.875% US$ senior notes due 2029

These unsecured senior notes bear interest at a fixed rate of 6.875% per annum and mature on January 15, 2029. Interest is payable semi-annually on January 15 and July 15 of each year, commencing January 15, 2022. These unsecured senior notes were issued at a price equal to 99.253% of the face value, resulting in a US$3 million original issue discount. The original issue discount will be amortized over the life of the notes using the effective interest rate method.

Prior to June 15, 2024, Precision may redeem up to 35% of the 6.875% unsecured senior notes due in 2029 with the net proceeds of certain equity offerings at a redemption price equal to 106.875% of the principal amount plus accrued interest. Prior to January 15, 2025, Precision may redeem these notes in whole or in part at 100% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the January 15, 2025 redemption price plus required interest payments through January 15, 2025 (calculated using the U.S. Treasury rate plus 50 basis points) over the principal amount of the note. As well, Precision may redeem these notes in whole or in part at any time on or after January 15, 2025 and before January 15, 2027, at redemption prices ranging between 103.438% and 101.719% of their principal amount plus accrued interest. Any time on or after January 15, 2027, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

The unsecured senior notes require Precision to comply with certain restrictive and financial covenants including an incurrence based test of Consolidated Interest Coverage Ratio, as defined in the senior note agreements, of greater than or equal to 2.0:1 for the most recent four consecutive fiscal quarters. In the event the Consolidated Interest Coverage Ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters the senior notes restrict Precision's ability to incur additional indebtedness.

The unsecured senior notes also contain a restricted payments covenant that limits Precision's ability to make payments in the nature of dividends, distributions and for repurchases from shareholders. These restricted payments baskets grow by, among other things, 50% of cumulative consolidated net earnings, and decrease by 100% of cumulative consolidated net losses as defined in the note agreements, and cumulative payments made to shareholders. At December 31, 2023, the governing net restricted payments basket was negative $91 million (2022 – negative $363 million), therefore limiting us from making any further dividend payments or share repurchases until the governing restricted payments basket once again becomes positive. During 2023, pursuant to the indentures governing the unsecured senior notes, Precision used the available general restricted payments basket to facilitate the repurchase and cancellation of its common shares.

Precision's unsecured senior notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all U.S. and Canadian subsidiaries that guaranteed the Senior Credit Facility (**Guarantor Subsidiaries**). These Guarantor Subsidiaries are directly or indirectly 100% owned by the parent company. Separate financial statements for each of the Guarantor Subsidiaries have not been provided; instead, the Corporation has included in Note 25 summarized financial information and expanded qualitative non-financial disclosures based on Rule 3-10 of the U.S. Securities and Exchange Commission's Regulation S-X.

(d) Covenants:

At December 31, 2023, Precision was in compliance with the covenants of the Senior Credit Facility, Real Estate Credit Facilities and unsecured senior notes.

	Covenant	At December 31, 2023
Senior Credit Facility		
Consolidated senior debt to consolidated covenant EBITDA[(1)]	≤ 2.50	0.07
Consolidated covenant EBITDA to consolidated interest expense	≥ 2.50	6.92
Real Estate Credit Facility		
Consolidated covenant EBITDA to consolidated interest expense	≥ 2.50	6.92
Unsecured Senior Notes		
Consolidated interest coverage ratio	≥ 2.00	7.50

(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

NOTE 10. FINANCE CHARGES

	2023	2022
Interest:		
Long-term debt	$ 76,591	$ 81,060
Lease obligations	3,784	2,934
Other	685	968
Income	(1,392)	(323)
Amortization of debt issue costs	3,746	3,174
Finance charges	$ 83,414	$ 87,813

NOTE 11. LEASES

(a) As a lessee

Precision recognizes right-of-use assets primarily from its leases of real estate and vehicles and equipment.

	Real Estate	Vehicles and Equipment	Total
Balance, December 31, 2021	$ 40,463	$ 10,977	$ 51,440
Additions	1,662	5,410	7,072
Acquired	6,990	—	6,990
Depreciation	(3,730)	(3,535)	(7,265)
Lease remeasurements	(372)	189	(183)
Effect of foreign currency exchange differences	1,483	495	1,978
Balance, December 31, 2022	$ 46,496	$ 13,536	$ 60,032
Additions	1,217	15,811	17,028
Acquired	574	892	1,466
Derecognition	(5,947)	(685)	(6,632)
Depreciation	(3,559)	(4,741)	(8,300)
Lease remeasurements	(789)	1,314	525
Effect of foreign currency exchange differences	(480)	(201)	(681)
Balance, December 31, 2023	**$ 37,512**	**$ 25,926**	**$ 63,438**

Precision's real estate lease contracts often contain renewal options which may impact the determination of the lease term for purposes of calculating the lease obligation. If it is reasonably certain that a renewal option will be exercised, the renewal period is included in the lease term. When entering a lease, Precision assesses whether it is reasonably certain renewal options will be exercised. Reasonable certainty is established if all relevant facts and circumstances indicate an economic incentive to exercise the renewal option. For the majority of its real estate leases, Precision is reasonably certain it will exercise its renewal option. Accordingly, the renewal period has been included in the lease term used to calculate the lease obligation.

For the period ended December 31, 2023, Precision had interest and payments of $13 million (2022 – $10 million) in relation to its lease obligations.

The Corporation has commitments under various lease agreements, primarily for real estate and vehicles and equipment. Terms of Precision's real estate leases run for a period of one to 10 years while vehicle and equipment leases are typically for terms of between three and four years. Expected non-cancellable undiscounted operating lease payments are as follows:

	2023	2022
Less than one year	$ **17,540**	$ 10,985
One to five years	**42,460**	28,977
More than five years	**10,748**	8,628
	$ **70,748**	$ 48,590

(b) As a lessor

Precision leases its rig equipment under long-term drilling contracts with terms ranging from one to five years. At December 31, 2023, the net book value of the underlying rig equipment subject to long-term drilling contracts was $554 million (2022 – $774 million).

The following table sets out a maturity analysis of lease payments, showing the undiscounted lease payments to be received subsequent to December 31, 2023:

	Operating Leases	Finance Leases
Less than one year	$ 430,702	$ 764
One to five years	540,906	3,176
More than five years	57,061	3,473
Total undiscounted lease receipts	$ 1,028,669	$ 7,413
Unearned finance income on lease receipts		(1,639)
Net investment in the lease		**$ 5,774**

NOTE 12. SHARE-BASED COMPENSATION PLANS

Precision's omnibus equity incentive plan (**Omnibus Plan**) allows the Corporation to settle short-term incentive awards (annual bonus) and long-term incentive awards (share options, performance share units and restricted share units) issued on or after February 8, 2017 in voting shares of Precision (either issued from treasury or purchased in the open market), cash, or a combination of both. Precision intends to settle all short-term incentive, restricted share unit and performance share unit awards issued under the Omnibus Plan in cash and to settle options in voting shares.

Liability Classified Plans

	Restricted Share Units	Performance Share Units	Executive Performance Share Units	Non-Management Directors' DSUs	Total
Balance, December 31, 2021	$ 18,050 $	21,524 $	16,507 $	4,674 $	60,755
Expensed during the year	34,555	87,297	4,172	7,623	133,647
Settlement in shares	—	—	(14,083)	—	(14,083)
Reclassification from equity-settled plans	—	—	(406)	—	(406)
Payments	(14,372)	(7,960)	(6,190)	—	(28,522)
Foreign exchange	(43)	(3)	—	—	(46)
Balance, December 31, 2022	38,190	100,858	—	12,297	151,345
Expensed during the year	6,594	28,256	—	(2,787)	32,063
Settlement in shares	(2,101)	(17,104)	—	(758)	(19,963)
Payments	(26,524)	(47,971)	—	(385)	(74,880)
Foreign exchange	(45)	3	—	—	(42)
Balance, December 31, 2023	$ 16,114 $	64,042 $	— $	8,367 $	88,523
Current	12,484	50,917	—	—	63,401
Long-term	3,630	13,125	—	8,367	25,122
Balance, December 31, 2023	$ 16,114 $	64,042 $	— $	8,367 $	88,523

(a) Restricted Share Units and Performance Share Units

Precision has various cash-settled share-based incentive plans for officers and other eligible employees. Under the Restricted Share Unit (**RSU**) incentive plan, shares granted to eligible employees vest annually over a three-year term. Vested shares are automatically paid out in cash at a value determined by the fair market value of the shares at the vesting date. Under the Performance Share Unit (**PSU**) incentive plan, shares granted to eligible employees vest at the end of a three-year term. Vested shares are automatically paid out in cash in the first quarter following the vested term at a value determined by the fair market value of the shares at the vesting date and based on the number of performance shares held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision's share price performance compared to a peer group over the three-year period, repayment of debt and leverage ratio.

A summary of the RSUs and PSUs outstanding under these share-based incentive plans is presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2021	598,156	983,734
Granted	180,710	311,579
Redeemed	(266,876)	(143,659)
Forfeited	(16,822)	(14,983)
December 31, 2022	495,168	1,136,671
Granted	66,032	121,690
Redeemed	(266,744)	(438,612)
Forfeited	(18,362)	(25,006)
December 31, 2023	276,094	794,743

Subsequent to December 31, 2023, Precision elected to settle certain vesting RSUs and PSUs through the issuance of 265,143 common shares.

(b) Non-Management Directors

Precision has a deferred share unit (**DSU**) plan for non-management directors whereby fully vested DSUs are granted quarterly based on an election by the non-management director to receive all or a portion of his or her compensation in DSUs. These DSUs are redeemable in cash or for an equal number of common shares upon the director's retirement. The redemption of DSUs in cash or common shares is solely at Precision's discretion. Non-management directors can receive a lump sum payment or two separate payments any time up until December 15 of the year following retirement. If the non-management director does not specify a redemption date, the DSUs will be redeemed on a single date six months after retirement. The cash settlement amount is based on the weighted average trading price for Precision's shares on the Toronto Stock Exchange for the five days immediately prior to payout.

A summary of the DSUs outstanding under this share-based incentive plan is presented below:

Deferred Share Units	Outstanding
Balance December 31, 2021	104,591
Granted	14,183
Balance December 31, 2022	118,774
Granted	16,336
Redeemed	(18,830)
Balance December 31, 2023	**116,280**

During 2023, 18,830 DSUs were redeemed upon the retirement of a non-management director. Precision elected to settle the redemption of DSUs through a combination of cash and common shares.

Equity Settled Plans

(c) Executive Restricted Share Units Plan

Precision grants Executive RSUs to certain senior executives with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. Granted units vest annually over a three-year term.

Executive Restricted Share Units	Outstanding		Weighted Average Fair Value
December 31, 2022	-	$	-
Granted	46,740		96.90
December 31, 2023	**46,740**		**96.90**

Included in net earnings (loss) for the year ended December 31, 2023 was an expense of $3 million (2022 – nil).

(d) Option Plan

Under this plan, the exercise price of each option equals the fair market value of the option at the date of grant determined by the weighted average trading price for the five days preceding the grant. The options are denominated in either Canadian or U.S. dollars, and vest over a period of three years from the date of grant, as employees render continuous service to the Corporation, and have a term of seven years.

A summary of the status of the equity incentive plan is presented below:

Canadian Share Options	Options Outstanding	Range of Exercise Prices		Weighted Average Exercise Price	Options Exercisable
December 31, 2021	115,605	87.00 – 146.40	$	123.35	115,605
Exercised	(26,705)	87.00 – 89.20		88.62	
Forfeited	(65,845)	89.20 – 286.20		141.05	
December 31, 2022 and December 31, 2023	**23,055**	**87.00 – 145.97**	**$**	**113.01**	**23,055**

U.S. Share Options	Options Outstanding	Range of Exercise Prices (US$)		Weighted Average Exercise Price (US$)	Options Exercisable
December 31, 2021	267,843	51.20 – 115.80	$	80.43	257,854
Exercised	(93,890)	51.20 – 68.80		61.64	
Forfeited	(32,205)	115.80 – 115.80		115.80	
December 31, 2022	141,748	51.20 – 111.47		84.84	141,748
Forfeited	(13,350)	64.20 – 100.40		75.66	
December 31, 2023	**128,398**	**51.20 – 111.47**	**$**	**85.80**	**128,398**

Canadian Share Options	Total Options Outstanding			Options Exercisable	
Range of Exercise Prices:	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price
$ 87.00	12,885	$ 87.00	1.15	12,885	$ 87.00
145.97	10,170	145.97	0.13	10,170	145.97
$ 87.00 – 145.97	**23,055**	**$ 113.01**	**0.70**	**23,055**	**$ 113.01**

U.S. Share Options	Total Options Outstanding				Options Exercisable	
Range of Exercise Prices (US$):	Number	Weighted Average Exercise Price (US$)		Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price (US$)
$ 51.20 - 79.80	74,118	$	66.99	1.27	74,118	$ 66.99
111.47	54,280		111.47	0.13	54,280	111.47
$ 51.20 – 111.47	128,398	$	85.80	0.79	128,398	$ 85.80

No options were granted during 2022 and 2023.

(e) Non-Management Directors

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan, fully vested deferred share units were granted quarterly based on an election by the non-management director to receive all or a portion of his or her compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement.

As at December 31, 2023, there were 1,470 (2022 – 1,470) deferred share units outstanding.

NOTE 13. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates.

A reconciliation of the difference for the years ended December 31, is as follows:

	2023	2022
Earnings (loss) before income taxes	$ 265,779	$ (14,143)
Federal and provincial statutory rates	24%	24%
Tax at statutory rates	$ 63,787	$ (3,394)
Adjusted for the effect of:		
Non-deductible expenses	2,426	1,146
Non-taxable capital gains	(2,551)	(379)
Gain on acquisition	(6,222)	—
Impact of foreign tax rates	(2,450)	(2,559)
Withholding taxes	337	1,026
Taxes related to prior years	(4,945)	1,718
Tax assets not recognized	8,629	22,592
Deferred tax assets recognized	(82,476)	
Income tax expense (recovery)	$ (23,465)	$ 20,150

The net deferred tax liability is comprised of the tax effect of the following temporary differences:

	2023	2022
Deferred tax liability:		
Property, plant and equipment and intangibles	$ 358,170	$ 364,278
Debt issue costs	928	1,303
Partnership deferrals	—	21,768
Other	6,741	6,284
	365,839	393,633
Offsetting of assets and liabilities	(292,324)	(364,687)
	$ 73,515	$ 28,946
Deferred tax assets:		
Losses (expire from time to time up to 2042)	$ 332,192	$ 318,967
Long-term incentive plan	21,770	36,542
Other	12,024	9,633
	365,986	365,142
Offsetting of assets and liabilities	(292,324)	(364,687)
	$ 73,662	$ 455
Net deferred tax liability	$ (147)	$ 28,491

The Corporation has loss carry forwards in the U.S. and certain international locations and capital loss carry forwards in Canada and other deductible temporary differences in certain international locations for which it is unlikely that sufficient future taxable income will be available. Accordingly, the Corporation has not recognized a deferred tax asset for the following items:

		2023		2022
Tax losses (Capital)	$	17,247	$	29,255
Tax losses (Income)		23,446		134,588
Deductible temporary differences		5,246		5,224
Total	$	**45,939**	$	**169,067**

The movement in temporary differences is as follows:

	Property, Plant and Equipment and Intangibles	Partnership Deferrals	Other Deferred Tax Liabilities	Losses	Debt Issue Costs	Long-Term Incentive Plan	Other Deferred Tax Assets	Net Deferred Tax Liability
Balance, December 31, 2021	$ 359,383 $	11,082 $	6,221 $	(340,406) $	1,457 $	(14,264) $	(12,121) $	11,352
Recognized in net earnings (loss)	(10,047)	10,686	51	33,827	(154)	(21,583)	3,008	15,788
Foreign exchange	14,942	—	12	(12,388)	—	(695)	(520)	1,351
Balance, December 31, 2022	$ 364,278 $	21,768 $	6,284 $	(318,967) $	1,303 $	(36,542) $	(9,633) $	28,491
Recognized in net earnings (loss)	(11,063)	(21,768)	(231)	(6,792)	(375)	14,583	(2,313)	(27,959)
Acquisition	9,865	—	694	(9,358)	—	—	(237)	964
Foreign exchange	(4,910)	—	(6)	2,925	—	189	159	(1,643)
Balance, December 31, 2023	**$ 358,170 $**	**— $**	**6,741 $**	**(332,192) $**	**928 $**	**(21,770) $**	**(12,024) $**	**(147)**

In December 2021, the Organization for Economic Co-operation and Development issued model rules for a new global minimum tax framework (**Pillar Two**). Under Pillar Two legislation, Precision is liable to pay a top-up tax for differences between its Global Anti-Base Erosion effective tax rate and the 15% minimum tax rate. In May 2023, the IASB issued amendments to IAS 12, *Income Taxes* to address Pillar Two, which provided clarity on the impacts and additional disclosure requirements once legislation is substantively enacted. For jurisdictions where Precision operates that have substantially enacted the Pillar Two legislation, there is no material impact to the Company. Precision also operates in jurisdictions where it is expected that Pillar Two legislation will be enacted in the future. For these jurisdictions, Precision has assessed its exposure to the Pillar Two legislation and foresees no material impact to the Company.

NOTE 14. BANK INDEBTEDNESS

At December 31, 2023, Precision had available $40 million (2022 – $40 million) and US$15 million (2022 – US$15 million) under secured operating facilities, and a secured US$40 million (2022 – US$40 million) facility for the issuance of letters of credit and performance and bid bonds to support international operations. In 2022, Precision increased the capacity of our secured demand letter of credit facility from US$30 million to US$40 million to allow for the issuance of additional letters of credit after securing certain international drilling contracts. As at December 31, 2023 and 2022, no amounts had been drawn on any of the facilities. Availability of the $40 million and US$40 million facilities was reduced by outstanding letters of credit in the amount of $20 million (2022 – $28 million) and US$28 million (2022 – US$31 million), respectively. The facilities are primarily secured by charges on substantially all present and future property of Precision and its material subsidiaries. Advances under the $40 million facility are available at the bank's prime lending rate, U.S. base rate, U.S. LIBOR rate plus applicable margin, or applicable margin for Banker's Acceptances, or in combination, and under the US$15 million facility at the bank's prime lending rate.

NOTE 15. PROVISIONS AND OTHER

		Workers' Compensation
Balance December 31, 2021	$	8,718
Expensed during the year		7,615
Payment of deductibles and uninsured claims		(5,229)
Foreign exchange		643
Balance December 31, 2022		11,747
Expensed during the year		5,261
Payment of deductibles and uninsured claims		(6,124)
Foreign exchange		(248)
Balance December 31, 2023	$	**10,636**

		2023		2022
Current	$	3,496	$	4,209
Long-term		7,140		7,538
	$	10,636	$	11,747

NOTE 16. SHAREHOLDERS' CAPITAL

(a) Authorized – unlimited number of voting common shares
– unlimited number of preferred shares, issuable in series, limited to an amount equal to one half of the issued and outstanding common shares

(b) Issued

Common shares	Number		Amount
Balance, December 31, 2021	13,304,425	$	2,281,444
Share repurchase	(130,395)		(10,010)
Settlement of Executive PSUs	263,900		14,083
Share options exercised	120,595		14,016
Balance, December 31, 2022	13,558,525	$	2,299,533
Settlement of PSUs and RSUs	230,336		19,206
Issue of shares on business acquisition (Note 4)	947,807	$	75,588
Share repurchases	(412,623)		(29,955)
Redemption of non-management directors share units	12,494		757
Balance, December 31, 2023	**14,336,539**	**$**	**2,365,129**

(c) Normal Course Issuer Bid

In 2023, the Toronto Stock Exchange (**TSX**) approved Precision's application to renew its Normal Course Issuer Bid (**NCIB**). Under the terms of the NCIB, Precision may purchase and cancel up to a maximum of 1,326,321 common shares, representing 10% of the public float of common shares as of September 5, 2023. Purchases under the NCIB were made through the facilities of the TSX, the New York Stock Exchange and various other designated exchanges in accordance with applicable regulatory requirements at a price per common share representative of the market price at the time of acquisition. The NCIB will terminate no later than September 18, 2024.

For the year ended December 31, 2023, Precision repurchased and cancelled a total of 412,623 (2022 – 130,395) common shares for $30 million (2022 – $10 million). Subsequent to December 31, 2023, Precision repurchased and cancelled 123,100 common shares for $10 million.

NOTE 17. PER SHARE AMOUNTS

The following tables reconcile the net loss and weighted average shares outstanding used in computing basic and diluted loss per share:

		2023		2022
Net earnings (loss) – basic	$	289,244	$	(34,293)
Effect of share options and other equity compensation plans		9,235		—
Net earnings (loss) – diluted	$	298,479	$	(34,293)

(Stated in thousands)	2023	2022
Weighted average shares outstanding – basic	13,754	13,546
Effect of share options and other equity compensation plans	1,533	—
Weighted average shares outstanding – diluted	15,287	13,546

NOTE 18. ACCUMULATED OTHER COMPREHENSIVE INCOME

		Unrealized Foreign Currency Translation Gains (Losses)		Foreign Exchange Gain (Loss) on Net Investment Hedge		Tax Benefit Related to Net Investment Hedge of Long-Term Debt		Accumulated Other Comprehensive Income
December 31, 2021	$	472,401	$	(343,019)	$	5,398	$	134,780
Other comprehensive income (loss)		106,669		(81,735)		—		24,934
December 31, 2022		579,070		(424,754)		5,398		159,714
Other comprehensive income (loss)		(33,433)		21,195		—		(12,238)
December 31, 2023	**$**	**545,637**	**$**	**(403,559)**	**$**	**5,398**	**$**	**147,476**

NOTE 19. RELATED PARTY TRANSACTIONS

Compensation of Key Management Personnel

The remuneration of key management personnel is as follows:

	2023	2022
Salaries and other benefits	$ 9,966	$ 6,132
Equity-settled share-based compensation	1,541	441
Cash-settled share-based compensation	17,660	60,796
	$ 29,167	$ 67,369

Key management personnel are comprised of the directors and executive officers of the Corporation. Certain executive officers have entered into employment agreements with Precision that provide termination benefits of up to 24 months base salary plus up to two times targeted incentive compensation upon dismissal without cause.

NOTE 20. CAPITAL COMMITMENTS

At December 31, 2023, the Corporation had commitments to purchase property, plant and equipment totaling $175 million (2022 – $184 million). Payments of $88 million for these commitments are expected to be made in 2024, $72 million in 2025 and $15 million in 2026.

NOTE 21. FINANCIAL INSTRUMENTS

Financial Risk Management

The Board of Directors is responsible for identifying the principal risks of Precision's business and for ensuring the implementation of systems to manage these risks. With the assistance of senior management, who report to the Board of Directors on the risks of Precision's business, the Board of Directors considers such risks and discusses the management of such risks on a regular basis.

Precision has exposure to the following risks from its use of financial instruments:

(a) Credit Risk

Accounts receivable includes balances from customers primarily operating in the oil and natural gas industry. The Corporation manages credit risk by assessing the creditworthiness of its customers before providing services and on an ongoing basis, and by monitoring the amount and age of balances outstanding. In some instances, the Corporation will take additional measures to reduce credit risk including obtaining letters of credit and prepayments from customers. When indicators of credit problems appear, the Corporation takes appropriate steps to reduce its exposure including negotiating with the customer, filing liens and entering into litigation. For the years ended December 31, 2023 and 2022, Precision did not have any customers with revenue from transactions exceeding 10% of consolidated revenue. In addition, Precision's most significant customer accounted for $24 million of the trade receivables balance at December 31, 2023 (2022 – $24 million).

The movement in the expected credit loss allowance during the year was as follows:

	2023	2022
Balance, January 1,	$ 1,732	$ 585
Impairment loss recognized	437	1,167
Amounts written-off as uncollectible	(1,784)	(23)
Impairment loss reversed	(53)	(31)
Effect of movement in exchange rates	6	34
Balance, December 31,	$ 338	$ 1,732

The ageing of trade receivables at December 31 was as follows:

	2023		2022	
	Gross	Provision for Impairment	Gross	Provision for Impairment
Not past due	$ 214,897	$ 1	$ 224,872	$ 2
Past due 0 – 30 days	70,398	3	54,578	16
Past due 31 – 120 days	17,465	273	18,845	1,400
Past due more than 120 days	2,719	61	766	314
	$ 305,479	$ 338	$ 299,061	$ 1,732

(b) Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Precision has exposure to interest rate fluctuations on amounts drawn on its Senior Credit Facility and certain Real Estate Credit Facilities, as they are subject to floating rates of interest.

At December 31, 2023, Precision had drawn US$nil on its Senior Credit Facility (2022 – US$44 million) and $27 million (2022 – $30 million) on its Real Estate Credit Facilities subject to variable interest rates. As at December 31, 2023, a 1% change to the interest rate would have less than a $1 million impact on net earnings (loss) (2022 – $1 million). The interest rate on Precision's unsecured senior notes is fixed and is not subject to interest rate risk.

(c) Foreign Currency Risk

The Corporation is primarily exposed to foreign currency fluctuations in relation to the working capital of its foreign operations and certain long-term debt facilities of its Canadian operations. The Corporation has no significant exposures to foreign currencies other than the U.S. dollar. The Corporation monitors its foreign currency exposure and attempts to minimize the impact by aligning appropriate levels of U.S. denominated debt with cash flows from U.S. based operations.

The following financial instruments were denominated in U.S. dollars:

		2023				2022		
		Canadian Operations		**Foreign Operations**		Canadian Operations		Foreign Operations
Cash	US$	**9,539**	US$	**16,459**	US$	264	US$	13,421
Accounts receivable		**17**		**148,885**		215		175,543
Accounts payable and accrued liabilities		**(26,706)**		**(120,416)**		(28,041)		(101,531)
Long-term liabilities, excluding long-term incentive plans [1]		**—**		**(13,708)**		—		(14,542)
Net foreign currency exposure	US$	**(17,150)**	US$	**31,220**	US$	(27,562)	US$	72,891
Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on net earnings (loss)	$	**(172)**	$	**—**	$	(276)	$	—
Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on comprehensive loss	$	**—**	$	**312**	$	—	$	729

(1) Excludes U.S. dollar long-term debt that has been designated as a hedge of the Corporation's net investment in certain self-sustaining foreign operations.

(d) Liquidity Risk

Liquidity risk is the exposure of the Corporation to the risk of not being able to meet its financial obligations as they become due. The Corporation manages liquidity risk by monitoring and reviewing actual and forecasted cash flows to ensure there are available cash resources to meet these needs. The following are the contractual maturities of the Corporation's financial liabilities and other contractual commitments as at December 31, 2023:

	2024	2025	2026	2027	2028	Thereafter	Total
Accounts payable and accrued liabilities	$ 342,382	$ —	$ —	$ —	$ —	$ —	$ 342,382
Share-based compensation	67,117	23,523	11,133	—	—	—	101,773
Long-term debt	2,848	12,096	376,345	582	7,272	529,904	929,047
Interest on long-term debt [1]	65,030	64,950	38,305	36,885	36,658	1,518	243,346
Commitments	105,803	87,116	27,267	8,651	5,800	10,748	245,385
Total	$ 583,180	$ 187,685	$ 453,050	$ 46,118	$ 49,730	$ 542,170	$ 1,861,933

(1) Excludes amortization of long-term debt issue costs.

Fair Values

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. Amounts drawn on the Senior Credit Facility and Real Estate Credit Facilities, measured at amortized cost, approximate fair value as this indebtedness is subject to floating rates of interest. The fair value of the unsecured senior notes at December 31, 2023 was approximately $867 million (2022 – $965 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statements of financial position are categorized based on the level of judgement associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level III – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of Unsecured Senior Notes is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

NOTE 22. CAPITAL MANAGEMENT

The Corporation's strategy is to carry a capital base to maintain investor, creditor and market confidence and to sustain the future development of the business. The Corporation seeks to maintain a balance between the level of long-term debt and shareholders' equity to ensure access to capital markets to fund growth and working capital given the cyclical nature of the oilfield services sector. The Corporation strives to maintain a conservative ratio of long-term debt to long-term debt plus equity.

As at December 31, 2023 and 2022, these ratios were as follows:

		2023		2022
Long-term debt	$	914,830	$	1,085,970
Shareholders' equity		1,575,662		1,230,529
Total capitalization	$	2,490,492	$	2,316,499
Long-term debt to long-term debt plus equity ratio		0.37		0.47

As at December 31, 2023, liquidity remained sufficient as Precision had $54 million (2022 – $22 million) in cash and access to the US$447 million Senior Credit Facility (2022 – US$500 million) and $115 million (2022 – $115 million) secured operating facilities. As at December 31, 2023, US$nil (2022 – US$44 million) was drawn on the Senior Credit Facility with available credit further reduced by US$56 million (2022 – US$56 million) of outstanding letters of credit. Availability of the $40 million secured operating facility and US$40 million secured facility for the issuance of letters of credit and performance and bid bonds were reduced by outstanding letters of credit of $20 million (2022 – $28 million) and US$28 million (2022 – US$31 million), respectively. No amounts were drawn on the US$15 million (2022 – nil) secured operating facility.

NOTE 23. SUPPLEMENTAL INFORMATION

Components of changes in non-cash working capital balances were as follows:

		2023		2022
Accounts receivable	$	30,431	$	(143,832)
Inventory		(637)		(10,482)
Accounts payable and accrued liabilities		(50,787)		121,878
	$	(20,993)	$	(32,436)
Pertaining to:				
Operations	$	(32,838)	$	(45,890)
Investments		11,845		13,454

The components of accounts receivable were as follows:

		2023		2022
Trade	$	305,141	$	297,329
Accrued trade		29,363		25,446
Prepaids and other		86,923		91,150
	$	421,427	$	413,925

The components of accounts payable and accrued liabilities were as follows:

		2023		2022
Accounts payable	$	151,348	$	136,360
Accrued liabilities:				
Payroll		82,257		153,932
Other		108,777		101,761
	$	342,382	$	392,053

Precision presents expenses in the consolidated statements of net earnings (loss) by function with the exception of depreciation and amortization and gain on asset disposals, which are presented by nature. Operating expense and general and administrative expense would include $269 million (2022 – $241 million) and $14 million (2022 – $8 million), respectively, of depreciation and amortization and gain on asset disposals, if the statements of net earnings (loss) were presented purely by function. The following table presents operating and general and administrative expenses by nature:

		2023		2022
Wages, salaries and benefits	$	846,216	$	735,566
Purchased materials, supplies and services		445,927		436,356
Share-based compensation		34,593		133,667
	$	1,326,736	$	1,305,589
Allocated to:				
Operating expense	$	1,204,548	$	1,124,601
General and administrative		122,188		180,988
	$	1,326,736	$	1,305,589

NOTE 24. CONTINGENCIES AND GUARANTEES

The business and operations of the Corporation are complex and the Corporation has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Corporation's interpretation of relevant tax legislation and regulations. The Corporation's management believes that the provision for income tax is adequate and in accordance with IFRS and applicable legislation and regulations. However, there are tax filing positions that have been and can still be the subject of review by taxation authorities who may successfully challenge the Corporation's interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Corporation.

The Corporation, through the performance of its services, product sales and business arrangements, is sometimes named as a defendant in litigation. The outcome of such claims against the Corporation is not determinable at this time; however, their ultimate resolution is not expected to have a material adverse effect on the Corporation.

The Corporation has entered into agreements indemnifying certain parties primarily with respect to tax and specific third-party claims associated with businesses sold by the Corporation. Due to the nature of the indemnifications, the maximum exposure under these agreements cannot be estimated. No amounts have been recorded for the indemnities as the Corporation's obligations under them are not probable or determinable.

NOTE 25. LONG-TERM DEBT GUARANTORS

Precision Drilling Corporation (**Parent**) issued registered unsecured senior notes in 2017 and 2021 which are fully and unconditionally guaranteed by certain U.S. and Canadian subsidiaries (**Guarantor Subsidiaries**) that also guaranteed the Senior Credit Facility. These Guarantor Subsidiaries are directly or indirectly wholly owned by the Parent. The following is a description of the terms and conditions of the guarantees with respect to the unsecured senior notes for which Precision is the Parent issuer and Guarantor Subsidiaries (**Obligor Group**) and provides a full and unconditional guarantee.

As at December 31, 2023, Precision had $892 million principal amount of unsecured senior notes outstanding, $362 million due in 2026 and $530 million due in 2029, all of which is guaranteed by the Guarantor Subsidiaries.

The Guarantor Subsidiaries jointly and severally, fully, unconditionally, and irrevocably guarantees the payment of the principal and interest on the unsecured senior notes when they become due, whether at maturity or otherwise. The guarantee is unsecured and ranks senior with all of the Guarantor Subsidiaries' other unsecured obligations.

The Guarantor Subsidiaries will be released and relieved of their obligations under the guarantees after the obligations to the holders are satisfied in accordance with the applicable indentures.

Summarized Financial Information

The following tables include summarized financial information for the Obligor Group on a combined basis after the elimination of (i) intercompany transactions and balances within the Obligor Group; (ii) equity in earnings from investments in the non-guarantor subsidiaries; and (iii) intercompany dividend income.

Statements of Net Earnings (Loss)

		Parent and Guarantor Subsidiaries		
		2023		2022
Revenue	$	**1,784,797**	$	1,474,824
Expenses		**1,206,180**		1,196,168
Earnings before income taxes, gain on repurchase of unsecured senior notes, gain on acquisition, loss (gain) on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization		**578,617**		278,656
Net earnings (loss)		**276,931**		(25,780)

Statements of Financial Position

		Parent and Guarantor Subsidiaries		
		2023		2022
Assets				
Current assets	$	**363,987**	$	378,740
Property, plant and equipment		**2,008,758**		1,959,329
Other non-current assets		**138,121**		97,691

		Parent and Guarantor Subsidiaries		
		2023		2022
Liabilities				
Current liabilities	$	**283,242**	$	365,025
Long-term debt		**905,811**		1,085,970
Other non-current liabilities		**161,134**		144,477

Excluded from the statements of net earnings (loss) and statements of financial position above are the following intercompany transactions and balances that the Obligor Group had with the non-guarantor subsidiaries:

		Parent and Guarantor Subsidiaries		
		2023		2022
Assets				
Accounts receivable, intercompany	$	**53,939**	$	52,649
Short-term advances to affiliates		**62,519**		11,753

		Parent and Guarantor Subsidiaries		
		2023		2022
Liabilities				
Accounts payable and accrued liabilities, intercompany	$	**206,340**	$	41,202
Long-term advances from affiliates		**170,316**		183,330

NOTE 26. SUBSIDIARIES

Significant Subsidiaries

	Country of Incorporation	Ownership Interest	
		2023	2022
Precision Limited Partnership	Canada	**100%**	100%
Precision Drilling Canada Limited Partnership	Canada	**100%**	100%
Precision Diversified Oilfield Services Corp.	Canada	**100%**	100%
Precision Drilling (US) Corporation	United States	**100%**	100%
Precision Drilling Holdings Company	United States	**100%**	100%
Precision Drilling Company LP	United States	**100%**	100%
Precision Completion & Production Services Ltd.	United States	**100%**	100%
Grey Wolf Drilling Limited	Barbados	**100%**	100%
Grey Wolf Drilling (Barbados) Ltd.	Barbados	**100%**	100%